02027855

P.E 4.17-02

0-26854

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the period from April 9, 2002 to April 17, 2002

Metallica Resources Inc.
(Translation of registrant's name into English)

36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

927993

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: ______________________

Name: Bradley J. Blacketor
Title: Chief Financial Officer

Dated: April 17, 2002

The following attached documents are filed under this Form 6-K:

Exhibit A: Press release No. 02-05 dated April 17, 2002
Exhibit B: Material Change Report Dated April 17, 2002

METALLICA
RESOURCES INC

PRESS RELEASE

Press Release No. 02-05

METALLICA RESOURCES COMPLETES CDN$7 MILLION EQUITY OFFERING

Toronto, Ontario - April 17, 2002. Metallica Resources Inc. is pleased to report that it has completed its previously announced equity offering. The Company issued 3.9 million Units at a price of C$1.80 for a gross proceeds of C$7.02 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will have a term of one year and an exercise price of C$2.00. The exercise price of the warrant was modified from the previously announced exercise price of C$2.25. Canaccord Capital and BMO Nesbitt Burns acted as underwriters for the financing.

It is the intention of Metallica to use the net proceeds from the issue of the Units for general corporate purposes.

Metallica's cornerstone asset is the El Morro copper-gold project in Chile, where it expects that the recently announced assay results and ongoing drilling program will continue to expand the resource. As previously reported, El Morro has an inferred resource of 410 million tonnes of material grading 0.61 percent copper and 0.56 grams per tonne of gold at a cutoff grade of 0.4 percent copper. Based on these figures, the contained metal is 5.5 billion pounds of copper and 7.4 million ounces of gold. Noranda Inc. has an option to earn a 70 percent interest in the El Morro project by expending US$10 million on exploration and property payments, and by making a US$10 million payment to Metallica due in 2005. Metallica currently has no funding obligation for the El Morro project.

Metallica, along with Glamis Gold, also owns a 50 percent interest in the Cerro San Pedro heap leach gold and silver project in Mexico. Cerro San Pedro has a minable reserve of 49.2 million tonnes of material grading 0.57 grams of gold and 23.0 grams of silver per tonne, respectively. The contained metal in the reserve at Cerro San Pedro is approximately 900,000 ounces of gold and 36 million ounces of silver at a waste to ore ratio of 1.45 to 1. The resource at Cerro San Pedro is estimated at 160 million tonnes grading 0.56 grams of gold and 17.75 grams of silver per tonne, respectively, at a cutoff grade of 0.30 grams of gold per tonne.

Mr. Richard Hall, Metallica's President and CEO, stated, "The completion of this financing results in Metallica having working capital of approximately US$6 million. This strong balance sheet will allow Metallica to fully participate in its joint ventured projects, accelerate its own exploration efforts and pursue new opportunities for the Company."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

METALLICA RESOURCES INC.
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT

Item 1. Reporting Issuer:

Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 2. Date of Material Change

April 17, 2002

Item 3. Press Release

The press release attached as Exhibit #1 was released over BCE Emergis News Wire in Canada on April 17, 2002 pursuant to section 75(1) of the Act.

Item 4. Summary of Material Change

Metallica Resources Inc. announces that it has completed its previously announced equity offering. The company issued 3.9 million Units at a price of C$1.80 for a gross proceeds of C$7.02 million. Each unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will have a term of one year and an exercise price of C$2.00. The exercise price of the warrant was modified from the previously announced exercise price of C$2.25.

Item 5. Full Description of Material Change

The material change is described in the press release attached as Exhibit #1.

Item 6. Reliance on Section 75(3) of the Act

not applicable

Item 7. Omitted Information

not applicable

Item 8. Senior Officers

The following senior officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall
Metallica Resources Inc.
c/o Metallica Management Inc.
3979 East Arapahoe Road, Suite 100
Littleton, Colorado 80122

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at the Littleton, Colorado office on April 17, 2002.

"Richard J. Hall"
Richard J. Hall, President & CEO

METALLICA
RESOURCES INC

PRESS RELEASE

Press Release No. 02-05

EXHIBIT #1

METALLICA RESOURCES COMPLETES CDN$7 MILLION EQUITY OFFERING

Toronto, Ontario - April 17, 2002. Metallica Resources Inc. is pleased to report that it has completed its previously announced equity offering. The Company issued 3.9 million Units at a price of C$1.80 for a gross proceeds of C$7.02 million. Each Unit consists of one common share and one-half of one common share purchase warrant. Each full warrant will have a term of one year and an exercise price of C$2.00. The exercise price of the warrant was modified from the previously announced exercise price of C$2.25. Canaccord Capital and BMO Nesbitt Burns acted as underwriters for the financing.

It is the intention of Metallica to use the net proceeds from the issue of the Units for general corporate purposes.

Metallica's cornerstone asset is the El Morro copper-gold project in Chile, where it expects that the recently announced assay results and ongoing drilling program will continue to expand the resource. As previously reported, El Morro has an inferred resource of 410 million tonnes of material grading 0.61 percent copper and 0.56 grams per tonne of gold at a cutoff grade of 0.4 percent copper. Based on these figures, the contained metal is 5.5 billion pounds of copper and 7.4 million ounces of gold. Noranda Inc. has an option to earn a 70 percent interest in the El Morro project by expending US$10 million on exploration and property payments, and by making a US$10 million payment to Metallica due in 2005. Metallica currently has no funding obligation for the El Morro project.

Metallica, along with Glamis Gold, also owns a 50 percent interest in the Cerro San Pedro heap leach gold and silver project in Mexico. Cerro San Pedro has a minable reserve of 49.2 million tonnes of material grading 0.57 grams of gold and 23.0 grams of silver per tonne, respectively. The contained metal in the reserve at Cerro San Pedro is approximately 900,000 ounces of gold and 36 million ounces of silver at a waste to ore ratio of 1.45 to 1. The resource at Cerro San Pedro is estimated at 160 million tonnes grading 0.56 grams of gold and 17.75 grams of silver per tonne, respectively, at a cutoff grade of 0.30 grams of gold per tonne.

Mr. Richard Hall, Metallica's President and CEO, stated, "The completion of this financing results in Metallica having working capital of approximately US$6 million. This strong balance sheet will allow Metallica to fully participate in its joint ventured projects, accelerate its own exploration efforts and pursue new opportunities for the Company."

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Not for distribution to U.S. news wire services or dissemination in the United States.

CONTACT: Ritch Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA'S FORM 20-F.